Exhibit 99.3

PERDIGÃO S. A.

CNPJ nº 01.838.723/0001-27

A PUBLICLY LISTED COMPANY

NOTICE OF CONVENING

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Shareholders of Perdigão S.A. (the “Company”) are invited to attend an Ordinary and Extraordinary General Shareholders Meeting to be held on April 30 2009. at 3.00 p.m, at the Company’s head office at Av. Escola Politécnica, Nr, 760, city of São Paulo, SP, to vote upon the following agenda:

1.

To examine and vote upon the Management’s Report, the financial statements and other documents relating to the fiscal year terminated in 12.31.2008, and to vote regarding the distribution of the year’s profit;

2.	To ratify the distribution of profits to shareholders, as determined by the Board of Directors;
3.	Election of the Board of Directors. According to CVM regulations Nr. 165 and 282, any request to adopt the cumulative voting system must be backed by a minimum of 5% of voting capital;
4.	To elect the Fiscal Council / Audit Committee;
5.	To set the annual and overall remuneration of members of the Board and of the Fiscal Council.

(1) Any powers of attorney for the Ordinary and Extraordinary General Shareholders Meeting should be delivered to the Company’s head office no later than 02.00 p.m. on April 24 2009;

(2) The documents relating to the agenda to be voted at the General Shareholders meeting hereby convened are at the disposal of shareholders at the Company’s head office or on the site www.perdigao.com.br/ri,

São Paulo, April 13 2009.

NILDEMAR SECCHES

Chairman of the Board of Directors